UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, California 94403

Franklin Templeton 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
As of September 30, 2014 and 2013 and
For the fiscal year ended September 30, 2014

Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator
Franklin Templeton 401(k) Retirement Plan
San Mateo, California
We have audited the accompanying statements of net assets available for benefits of Franklin Templeton 401(k) Retirement Plan (the “Plan”) as of September 30, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended September 30, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2014 and 2013, and the changes in net assets available for benefits for the year ended September 30, 2014 in conformity with U.S. generally accepted accounting principles.
The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2014 has been subjected to audit procedures performed in conjunction with the audit of Franklin Templeton 401(k) Retirement Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Sacramento, California
March 26, 2015

Franklin Templeton 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

as of September 30,	2014	2013
Assets
Cash	$379,802	$425,166
Investments, at fair value	1,162,105,353	1,040,328,958
Receivables:
Employer contributions receivable	6,943,369	6,663,815
Participant contributions receivable	1,378,328	1,376,230
Notes receivable from participants	16,358,388	15,790,598
Other receivables	248,996	762,502
Total receivables	24,929,081	24,593,145
Total assets	1,187,414,236	1,065,347,269
Liabilities
Payables	69,494	74,985
Net assets available for benefits	$1,187,344,742	$1,065,272,284

The accompanying notes are an integral part of these financial statements.

Franklin Templeton 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

for the fiscal year ended September 30, 2014	Amount
Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$57,984,514
Dividends	39,238,110
Total investment income	97,222,624
Interest on notes receivable from participants	667,701
Contributions:
Employer	30,303,234
Participants	41,599,026
Rollovers	2,533,592
Total contributions	74,435,852
Total additions	172,326,177
Deductions
Deductions to net assets attributed to:
Benefit payments and withdrawals	49,954,709
Administrative fees and expenses	299,010
Total deductions	50,253,719
Net Increase	122,072,458
Net assets available for benefits:
Beginning of year	1,065,272,284
End of year	$1,187,344,742

The accompanying notes are an integral part of these financial statements.

Franklin Templeton 401(k) Retirement Plan
Notes to Financial Statements

1.	Description of the Plan
General
The Franklin Templeton 401(k) Retirement Plan (the “Plan”) is a defined contribution plan and was most recently amended as of October 1, 2014.
The Plan covers substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following summary describes material features of the Plan but is not intended to be complete and is qualified in its entirety by reference to the Plan documents and summary plan description for a more complete description of the Plan’s provisions.
The Board of Directors of the Company has appointed an administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least five members appointed by the Board of Directors of the Company, is the administrator of the Plan (the “Plan Administrator”). In the absence of the Administrative Committee for any reason, the Company acts as the Plan Administrator. The Investment Committee, consisting of at least five members appointed by the Board of Directors of the Company, is responsible for, among other things, analyzing the performance of investment options under the Plan and selecting new investment options to be offered under the Plan.
Effective July 1, 2014, Bank of America, N.A. is the Plan’s trustee (the “Trustee”), and the administration and recordkeeping services for the Plan are provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a subsidiary of the Trustee. Prior to July 1, 2014, Charles Schwab Bank’s Business Trust Division was the trustee of the Plan, and administration and recordkeeping services were provided by Schwab Retirement Plan Services Company. Gallagher Fiduciary Advisors, LLC is the investment manager and independent fiduciary (the “Independent Fiduciary”) concerning the purchase, holding and sale by Plan participants and beneficiaries of the Company’s common stock in the Plan.
Contributions
Participants may contribute up to 50% of pretax annual compensation and up to 100% of the cash portion of the participant’s year-end bonus, if any, as described in the Plan documents and subject to Internal Revenue Code limitations, each year to the Plan. Participants age 50 or older may elect to make catch-up contributions. Participants in the Plan may also elect to make contributions to Roth salary deferral accounts and Roth rollover accounts.
All eligible employees, as defined in the Plan, may begin contributing to the Plan as of the first of the month following their date of hire. Newly-hired eligible employees are automatically enrolled in the Plan at a deferral rate of three percent of compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by one percent each year on December 1. The automatic increase is stopped when a deferral rate of 15% is attained, unless changed by the participant.
The Company makes a matching contribution equal to 75% of eligible compensation deferred by participants. Through September 30, 2014, eligible employees became participants in the matching portion of the Plan on the first day of the month following the later of the one-year anniversary of their hire date or completion of one year of service. Effective October 1, 2014, eligible employees who had not otherwise satisfied the one year service requirement became participants in the matching portion of the Plan, while eligible employees hired or rehired on or after October 1, 2014, become participants in the matching portion of the Plan on the first day of the month following their employment commencement date.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferral contributions, the Company’s matching contributions and allocations of Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Prior to October 1, 2010, the Company also made profit sharing contributions under the Plan.

Vesting
Participants are immediately vested in their deferral contributions plus actual earnings thereon. Participants vest gradually in the Company’s matching and prior profit sharing contribution portions of their accounts plus actual earnings thereon based on their years of service. Typically, a participant is 100% vested after completing five “years of service,” as defined in the Plan. Upon death, disability or upon reaching normal retirement age, a participant’s account shall become 100% vested.
Forfeitures
With respect to any unvested Company matching and prior profit sharing contribution portions of a participant’s account, any amount forfeited at distribution or pursuant to terms of the Plan remains in the Plan. Forfeitures may be used by the Plan to offset matching contributions or for other purposes, such as restoring returning participant accounts or for the payment of Plan expenses. Forfeitures attributable to Company matching contributions not used by the Plan are used to reduce current and future Company matching contributions. Forfeitures attributable to prior Company profit sharing contributions are allocated to participants’ eligible share in such contributions. For the fiscal year ended September 30, 2014 (“fiscal year 2014”), the amount of forfeitures used to offset Company matching contributions was $374,520 and there were no forfeitures used to pay Plan expenses.
Investment Options
Upon enrollment in the Plan, a participant may direct all contributions in one-percent increments into any of the following investment options as of September 30, 2014:
Allocation Funds
•Franklin Income Fund R6 - the fund seeks to maximize income, while maintaining prospects for capital appreciation, by investing in a diversified portfolio of stocks and bonds.
•Franklin LifeSmart Retirement Target Funds R6 - the funds seek the highest level of long-term total return consistent with their asset allocation. Total return consists of both capital appreciation and income, with the funds placing an increasing emphasis on income as the target year approaches, and reaching its final and most conservative asset allocation in the target year. There are a total of eight funds, with target years of 2015, 2020, 2025, 2030, 2035, 2040, 2045 and 2050.
Equity/Stock Funds
•Franklin Balance Sheet Investment Fund R6 - the fund seeks high total return by investing most of its assets in stocks of companies the fund managers believe are undervalued and trading at a low price relative to book value.
•Franklin Flex Cap Growth Fund R6 - the fund seeks capital appreciation by investing predominantly in equity securities of companies in any industry and of any market cap size.
•Franklin Growth Fund R6 - the fund seeks long-term capital appreciation by investing substantially in equity securities of companies that are leaders in their industries, and which the fund managers believe are suitable for a buy-and-hold strategy.
•Franklin Growth Opportunities Fund R6 - the fund seeks capital appreciation by investing substantially in equity securities of companies demonstrating accelerating growth, increasing profitability, or above average growth or growth potential as compared with the overall economy.
•Franklin International Growth Fund R6 - the fund seeks capital appreciation by investing predominantly in equity securities of mid- and large-capitalization companies outside the U.S. with long-term growth potential.
•Franklin Large Cap Value Fund R6 - the fund seeks long-term capital appreciation by investing at least 80% of its net assets in large-capitalization companies, which are defined as those similar in size to companies in the Russell 1000® Index, at the time of purchase.
•Franklin MicroCap Value Fund R6 - the fund seeks high total return by investing at least 80% of its net assets in companies with a total market capitalization of less than $500 million at the time of purchase.
•Franklin Mutual Beacon Fund R6 - the fund seeks capital appreciation with income as a secondary goal. Its strategy is focused on undervalued mid- and large-capitalization equity securities which may include foreign equities and, to a lesser extent, distressed securities and merger arbitrage.
•Franklin Mutual European Fund R6 - the fund seeks capital appreciation, with income as a secondary goal, by investing at least 80% of its net assets in securities of European companies. It focuses mainly on undervalued equity securities and, to a lesser extent, distressed securities and merger arbitrage opportunities.

•Franklin Mutual Global Discovery Fund R6 - the fund seeks capital appreciation. Its strategy is focused on undervalued mid- and large-capitalization equity securities, which may include foreign securities and, to a lesser extent, distressed securities and merger arbitrage.
•Franklin Resources, Inc. - common stock of the Company.
•Franklin Rising Dividends Fund R6 - the fund seeks long-term capital appreciation by investing at least 80% of its net assets in companies that have paid consistently rising dividends.
•Franklin Small Cap Growth Fund R6 - the fund seeks long-term capital growth by investing at least 80% of its net assets in equity securities of companies with market capitalizations of generally less than $1.5 billion, or the highest market capitalization in the Russell 2000® Index, whichever is greater, at the time of purchase.
•Franklin Small Cap Value Fund R6 - the fund seeks long-term total return by investing at least 80% of its net assets in equity securities of smaller companies, defined as market capitalizations under $3.5 billion at the time of purchase.
•Franklin Small-Mid Cap Growth Fund R6 - the fund seeks long-term capital growth by investing at least 80% of its net assets in equity securities of small- and medium-sized companies, within the market capitalization ranges of the Russell 2500™ Index for small-sized companies and Russell Midcap® Index for medium-sized companies, at the time of purchase.
•State Street Global Advisors S&P 500 Index Fund N - the collective trust seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 index over the long term.
•Templeton Developing Markets Trust R6 - the fund seeks long-term capital appreciation by investing at least 80% of its net assets in securities of developing- or emerging-market issuers.
•Templeton Frontier Markets Fund R6 - the fund seeks long-term capital appreciation by normally investing at least 80% of its net assets in securities of companies located in frontier market countries.
•Templeton Global Smaller Companies Fund R6 - the fund seeks long-term capital growth by investing at least 80% of its net assets in securities of smaller companies located anywhere in the world, including emerging markets.
•Templeton Growth Fund R6 - the fund seeks long-term capital growth by investing primarily in equity securities of companies located anywhere in the world, including emerging markets.
•Templeton Institutional Funds - Foreign Equity Series - the fund seeks long-term capital growth by investing at least 80% of its net assets in foreign (non-U.S.) equity securities.
•Templeton World Fund R6 - the fund seeks long-term capital growth by investing primarily in equity securities of companies located anywhere in the world, including emerging markets.
Bond/Fixed Income Funds
•Franklin High Income Fund R6 - the fund seeks a high level of current income, with a secondary focus on capital appreciation, by investing substantially in higher-yielding, lower-rated corporate bonds.
•Franklin Low Duration Total Return Fund R6 - the fund seeks to provide a high level of current income consistent with prudent investing, while seeking preservation of shareholders’ capital. The fund invests primarily in investment-grade debt securities, targeting an estimated average portfolio duration of three years or less.
•Franklin Real Return Fund R6 - the fund seeks to achieve total return that exceeds the rate of inflation over an economic cycle. The fund will generally invest a significant portion of its assets in inflation-protected securities. The fund manager also has the flexibility to invest in other sectors of the market as it seeks to achieve a high level of real return (total return less inflation), consistent with an acceptable level of risk.
•Franklin Strategic Income Fund R6 - the fund seeks to provide a high level of current income. Its secondary goal is capital appreciation over the long term. The fund is a multi-sector income fund that invests primarily in U.S. and foreign debt securities.
•Franklin Total Return Fund R6 - the fund seeks to provide high, current income consistent with preservation of capital. Capital appreciation over the long term is a secondary goal. The fund is a multi-sector fixed income fund currently focused on investment-grade government and corporate debt securities and mortgage- and asset-backed securities.
•Franklin U.S. Government Securities Fund R6 - the fund’s investment goal is income. Since 1983, the fund has invested substantially in Government National Mortgage Association securities, or Ginnie Maes. These securities carry a guarantee backed by the full faith and credit of the U.S. government as to timely payment of principal and interest.
•Templeton Global Bond Fund R6 - the fund seeks current income with capital appreciation and growth of income by investing predominantly in bonds of governments and governmental agencies around the world.

Money Market/Stable Value Funds
•Franklin Money Fund R6 - the fund seeks to provide investors with as high a level of current income as is consistent with the preservation of shareholders’ capital and liquidity. The fund also tries to maintain a stable $1.00 share price.
Participants may make investment allocation changes daily via either telephone or internet access to their personal account through Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Voting Rights for Shares of Company Stock
Each participant is entitled to exercise voting rights attributable to any shares of common stock of the Company allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are exercisable for a voting event. The Independent Fiduciary acts as an investment manager and independent fiduciary concerning the Company’s common stock in the Plan. In accordance with the terms of that appointment, if the Trustee does not receive timely voting directions from participants, all such unvoted shares are voted by the Independent Fiduciary for and against the proposals in the same proportion as shares for which directions are received from participants, unless the Independent Fiduciary decides that the law requires that the Independent Fiduciary vote them differently.
Notes Receivable from Participants
Participants may borrow up to 50% of the vested balance from their fund accounts, with a minimum borrowing amount of $1,000 and a maximum of $50,000. Participants are allowed to have two outstanding loans at any given time. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans. Loan terms range from 1 to 5 years for general purpose loans, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus one percent. Interest rates range from 4.25% to 11.00% with maturity dates ranging from October 2014 to August 2029. Principal and interest are paid through semi-monthly payroll deductions.
Payment of Benefits
On termination of service for any reason, a participant is permitted to elect to receive the value of the vested interest in his or her account as, with limited exceptions, a lump-sum or partial distribution in cash or property or as a rollover to another eligible retirement plan. Participants may be entitled to receive pre-retirement distributions from their fully-vested accounts upon reaching age 59 1/2 or in the event they incur a hardship, as defined in the Plan. A participant who makes a hardship withdrawal is restricted from making salary deferral contributions to the Plan or from making any elective contributions under any other plan maintained by the Company for six months following the date of the withdrawal. A pre-retirement distribution is not in addition to their other benefits and will, therefore, reduce the value of benefits received at retirement. Benefits due to participants that had elected to withdraw from the Plan were $309,231 and $596,967 as of September 30, 2014 and 2013.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.
Fair Value Measurements
The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Plan’s assessment of the hierarchy level of the assets measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each fiscal year.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3
Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.

Investments are reported at fair value. The following is a description of the fair value methodologies used.
Mutual funds are valued using the published net asset values of the funds which are quoted in an active market, and they are classified as Level 1.
The collective trust is valued using the net asset value of the trust as reported by the trust’s manager, and is classified as Level 2. There are no restrictions on participant redemptions of the collective trust fund.
Franklin Resources, Inc. common stock is valued using the closing price reported on the New York Stock Exchange, and is classified as Level 1.
Income Recognition
Purchases and sales of investment securities are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments consists of the change in fair value of investment securities and net realized gains (losses) on the sale of investment securities during the fiscal year. Gains and losses on sales of investment securities are calculated based on the weighted-average cost. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in shares of mutual funds are deducted from income earned on a daily basis and recorded as a reduction of investment return for such investments.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan utilizes various investment securities including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the concentration of credit risk in the Company’s common stock, and the level of uncertainty related to changes in the values of these securities, changes in market values of these securities in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

3.	Investments
The following tables present investments at fair value that represent 5% or more of the Plan’s net assets available for benefits.

as of September 30, 2014	Amount
Franklin Resources, Inc. common stock	$125,608,468
Franklin Mutual Global Discovery Fund R6	88,481,554
Franklin Growth Fund R6	85,816,043
Franklin Income Fund R6	76,899,808
Templeton Growth Fund R6	64,545,108

as of September 30, 2013	Amount
Franklin Resources, Inc. common stock	$122,882,450
Mutual Global Discovery Fund Advisor	78,099,231
Franklin Growth Fund Advisor	71,987,708
Franklin Income Fund Advisor	66,051,950
Templeton Growth Fund Advisor	59,560,844
Templeton Developing Markets Trust Advisor	54,576,526
Investments in shares of the Company's common stock represented 11% and 12% of total investments at September 30, 2014 and 2013. A significant decline in the market value of the Company’s common stock would have a material adverse effect on the Plan’s net assets available for benefits.
The Plan’s investments appreciated in value, including gains and losses on investments bought and sold, as well as held during the year, as follows:

for the fiscal year ended September 30, 2014	Amount
Mutual funds	$42,991,437
Franklin Resources, Inc. common stock	10,087,834
Collective trust	4,905,243
Net appreciation in fair value of investments	$57,984,514

4.	Fair Value Measurements
The following tables present the balances of assets measured at fair value on a recurring basis by hierarchy level.

as of September 30, 2014	Level 1	Level 2	Total
Mutual funds
Money market	$55,890,582	$—	$55,890,582
Equity - global/international	340,200,678	—	340,200,678
Equity - United States	373,983,059	—	373,983,059
Hybrid	144,407,323	—	144,407,323
Fixed-income - global/international	38,204,980	—	38,204,980
Fixed-income - United States	49,238,915	—	49,238,915
Collective trust	—	34,571,348	34,571,348
Franklin Resources, Inc. common stock	125,608,468	—	125,608,468
Total assets measured at fair value	$1,127,534,005	$34,571,348	$1,162,105,353

as of September 30, 2013	Level 1	Level 2	Total
Mutual funds
Money market	$52,363,438	$—	$52,363,438
Equity - global/international	311,644,258	—	311,644,258
Equity - United States	326,683,461	—	326,683,461
Hybrid	122,334,261	—	122,334,261
Fixed-income - global/international	37,357,606	—	37,357,606
Fixed-income - United States	42,211,889	—	42,211,889
Collective trust	—	24,851,595	24,851,595
Franklin Resources, Inc. common stock	122,882,450	—	122,882,450
Total assets measured at fair value	$1,015,477,363	$24,851,595	$1,040,328,958
There were no transfers between levels of the fair value hierarchy during fiscal year 2014.

5.	Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 2013 that the Plan was designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has not taken, nor expects to take, any uncertain income tax positions that would require recognition of a liability or disclosure in the Plan’s financial statements. The Plan may be subject to routine audits by tax authorities but is not currently under audit.

6.	Management and Trustee’s Fees
The Company or the Plan, as provided in the Plan documents, pays all administrative and operating expenses of the Plan.

7.	Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in accordance with the provisions of the Plan documents.

8.	Party-in-Interest Transactions
The Plan’s investments are invested in the common stock of the Company, the Plan’s sponsor, and certain mutual funds, which are managed and provided with various services by wholly-owned subsidiaries of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.25% to 1.43% of the amounts invested in the mutual funds. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund. Notes receivable from participants also qualify as party-in interest transactions.

9.	Reconciliation of Financial Statements to Form 5500
There were no reconciling items between the financial statements and the Form 5500 as of September 30, 2014 and 2013.

10.	Plan Amendment
The Plan was amended effective October 1, 2014 to revise the eligibility criteria for participation in the matching portion of the Plan as discussed in Note 1 - Description of the Plan, and to make certain administrative changes.

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
September 30, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Franklin Money Fund R6	Money Market Mutual Fund	**	$55,890,582
*	Franklin Balance Sheet Investment Fund R6	Mutual Fund	**	7,582,570
*	Franklin Flex Cap Growth Fund R6	Mutual Fund	**	14,232,901
*	Franklin Growth Fund R6	Mutual Fund	**	85,816,043
*	Franklin Growth Opportunities Fund R6	Mutual Fund	**	55,424,795
*	Franklin High Income Fund R6	Mutual Fund	**	11,350,251
*	Franklin Income Fund R6	Mutual Fund	**	76,899,808
*	Franklin International Growth Fund R6	Mutual Fund	**	4,627,423
*	Franklin Large Cap Value Fund R6	Mutual Fund	**	7,240,999
*	Franklin LifeSmart 2015 Retirement Target Fund R6	Mutual Fund	**	5,428,600
*	Franklin LifeSmart 2020 Retirement Target Fund R6	Mutual Fund	**	6,719,756
*	Franklin LifeSmart 2025 Retirement Target Fund R6	Mutual Fund	**	9,112,799
*	Franklin LifeSmart 2030 Retirement Target Fund R6	Mutual Fund	**	11,561,346
*	Franklin LifeSmart 2035 Retirement Target Fund R6	Mutual Fund	**	13,087,315
*	Franklin LifeSmart 2040 Retirement Target Fund R6	Mutual Fund	**	9,024,342
*	Franklin LifeSmart 2045 Retirement Target Fund R6	Mutual Fund	**	7,006,245
*	Franklin LifeSmart 2050 Retirement Target Fund R6	Mutual Fund	**	5,567,112
*	Franklin Low Duration Total Return Fund R6	Mutual Fund	**	1,292,419
*	Franklin MicroCap Value Fund R6	Mutual Fund	**	20,801,697
*	Franklin Mutual Beacon Fund R6	Mutual Fund	**	50,058,127
*	Franklin Mutual European Fund R6	Mutual Fund	**	41,860,663
*	Franklin Mutual Global Discovery Fund R6	Mutual Fund	**	88,481,554
*	Franklin Real Return Fund R6	Mutual Fund	**	1,946,843
*	Franklin Rising Dividends Fund R6	Mutual Fund	**	55,990,993
*	Franklin Small Cap Growth Fund R6	Mutual Fund	**	14,666,821
*	Franklin Small Cap Value Fund R6	Mutual Fund	**	22,041,980
*	Franklin Small-Mid Cap Growth Fund R6	Mutual Fund	**	40,126,133
*	Franklin Strategic Income Fund R6	Mutual Fund	**	6,053,233
*	Franklin Total Return Fund R6	Mutual Fund	**	10,848,366
*	Franklin U.S. Government Securities Fund R6	Mutual Fund	**	19,694,646
*	Templeton Developing Markets Trust R6	Mutual Fund	**	54,742,177
*	Templeton Frontier Markets Fund R6	Mutual Fund	**	5,207,893
*	Templeton Global Bond Fund R6	Mutual Fund	**	36,258,137
*	Templeton Global Smaller Companies Fund R6	Mutual Fund	**	24,710,836
*	Templeton Growth Fund R6	Mutual Fund	**	64,545,108
*	Templeton Institutional Funds - Foreign Equity Series	Mutual Fund	**	29,613,576
*	Templeton World Fund R6	Mutual Fund	**	26,411,448
	State Street Global Advisors S&P 500 Index Fund N	Collective Trust	**	34,571,348
*	Franklin Resources, Inc. common stock	Common Stock	**	125,608,468

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SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
September 30, 2014

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(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Notes receivable from participants	Participant Loans - various rates ranging from 4.25% to 11.00% and various maturities ranging from October 2014 to August 2029	**	16,358,388
		Total		$1,178,463,741

________________

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 26, 2015	FRANKLIN TEMPLETON
401(k) RETIREMENT PLAN

/s/ Sharon Anderson
Sharon Anderson
Vice-President HR Benefits
Authorized Representative of the Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm